EXHIBIT 99.1

eFuture Announces New Chairman and Composition of Board Committees

BEIJING, March 30, 2016 (GLOBE NEWSWIRE) -- eFuture Holding Inc. (Nasdaq:EFUT) (the “Company” or “eFuture”), a leading software and solution provider and a mobile business enabler to China's rapidly growing retail and consumer goods industries, today announced the Board of Directors of the Company has appointed director Kevin Patrick King as the Company's new chairman, replacing Adam Yan, who retired as chairman on March 25, 2016. Mr. Yan will remain as a director.

Kevin Patrick King has served as the Chief Operating Officer of Beijing Shiji Information Technology Co. Ltd (“Shiji”, Shenzhen Stock Exchange:002153) since June 2015. Shiji, which owns in excess of 50% of the Company’s ordinary shares, is a leading cross vertical technology solutions provider that develops solutions for the Hospitality, Food Service and Retail industries.  Shiji is also a partner of companies such as INFOR and Oracle Partner in these industries.  Prior to joining Shiji Mr. King worked with the leading Hospitality technology solution provider, MICROS Systems Inc. for more than 17 years in various operational and business management roles, including positions relating to the business and technical development of global payment solutions. Since Mr. King is involved in all aspects of Shiji's operations, his leadership and direction will enable eFuture to access Shiji's broad resources, thereby enhancing the operations of eFuture and further benefiting the Company's shareholders.

Commenting on his appointment, Mr. King said, “I look forward to working with the eFuture Board and our talented teams to pursue the well-defined strategic plan that we believe is the best way to drive profitable growth for our shareholders by leveraging Shiji's many resources.”

“Given his extensive experience, Mr. King will be a significant resource and able to provide valuable perspectives to the Company,” Mr. David Ren, Chief Executive Officer, said. “We also sincerely thank Mr. Adam Yan for his many significant contributions to eFuture over the years in which he served as Chairman and Chief Executive Officer. As Co-Founder of the Company, he was the visionary and impassioned leader who built a solid foundation for eFuture’s business.”

As committed long-term investors, Shiji (Hong Kong) Limited, a subsidiary of Shiji, holds in excess of 50% of the ordinary shares of eFuture. At the Company's Extraordinary General Meeting of Shareholders held on February 29, 2016, the following nominees proposed by Shiji were elected as directors of the Company:  Kevin King (Class I), Hui Fang Xi (Class III), Dongyu Guan (Class II), Weihua Zhou (Class I), Yuanzhu Lu (Class I) and Tak Yuen Lai (Class III). The continuing legacy eFuture directors are as follows: Adam Yan, David Ren, Ping Yu, John Dai and Roger Zhang.

The Board also appointed the Chairmen and members of the Compensation, Audit and Corporate Governance Committees. The Compensation Committee consists of Weihua Zhou (Chairman), Roger Zhang and Yuanzhu Lu; the Audit Committee consists of Roger Zhang (Chairman), Yuanzhu Lu and Weihua Zhou; the Corporate Governance Committee  consists of Yuanzhu Lu (Chairman), Weihua Zhou and John Dai.

Each Committee member is independent and the Company is in compliance with NASDAQ Committee requirements.

ABOUT EFUTURE HOLDING INC.

eFuture Holding Inc. (EFUT) is a leading software and solution provider and a mobile business enabler to China's rapidly growing retail and consumer goods industries. eFuture's clients include over 1,000 active retailers with more than 50,000 physical stores across China, of which approximately 45% were ranked among the top 100 chain retailers during 2014. For more information about eFuture, please visit http://www.e-future.com.cn.

SAFE HARBOR

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, 2015 financial outlook and quotations from management in this announcement, as well as strategic and operational plans, contain forward-looking statements. eFuture may also make written or oral forward-looking statements in periodic reports to the Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: eFuture’s anticipated growth strategies; eFuture’s future business development, results of operations and financial condition; expected changes in the Company's revenue and certain cost or expense items; eFuture’s ability to attract clients and leverage its brand; trends and competition in the software industry; the Company's ability to control expenses and maintain profit margins; the Company's ability to hire, train and retain qualified managerial and other employees; the Company's ability to develop new software and pilot new business models at desirable locations in a timely and cost-effective manner; the performance of third parties under contracts with the Company; the expected growth of the Chinese economy software market in retail and consumer goods industries; and Chinese governmental policies relating to private managers and operators of software and applicable tax rates.

Further information regarding these and other risks will be included in eFuture’s annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of March 30th, 2016, and the Company undertakes no duty to update such information or any other forward-looking information, except as required under applicable law.

INVESTOR CONTACT:
Troe Wen, Company Secretary
eFuture Holding Inc.
+86 10 50916128
ir@e-future.com.cn